Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379 (telephone)

(866) 705-3071 (telefax)

Joliekahnlaw@sbcglobal.net (email)

July 22, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc. – Request for Further Extension to Respond to Your June 24, 2022 Comment Letter

Dear Melissa:

Thank you for your call this morning. As discussed, Marathon intends to provide a comprehensive response to your comments no later than Monday, August 1, 2022. The reasons for the extension are: (i) the fact that one of its two advisors on this project was completely closed down last week on top of the July 4th weekend and we first received substantive assistance from them this past week, and (ii) the complex nature of multiple comments, and the Company’s determination to answer to the full satisfaction of the Commission.

I thank you for your assistance on behalf of my client and look forward to a brief call next week.

Sincerely,

/s/ Jolie Kahn

cc: Hugh Gallagher